Contact

www.linkedin.com/in/rachel-sonenshine (LinkedIn)

Top Skills

Sales Management
New Business Development
Business Insights

Rachel Sonenshine

Leadership in Business Development & Long-lasting, Strategic Client Relationships
Atlanta, Georgia, United States

Experience

TesoroXP

Vice President of Merchant Partnerships
May 2025 - Present (5 months)

TesoroXP is the ultimate gaming rewards platform. We give gamers cash-back in their preferred in-game currency, turning their passion into tangible rewards. Play more, earn more, get more out of your games!

Straight Up Sales

President
October 2022 - Present (3 years)

At Straight Up Sales. we empower sales teams to sell more effectively, and accelerate revenue. Whether it's your overarching sales strategy, evaluating your go-to-market efforts, sales training, reducing churn, or growing your new business, SUS partners with you to support every aspect of your end-to-end sales process. Our sweet spot is working with advertising sales and $5M-50M annual revenues, but we work with clients in various industries and sizes. DM me or reach out via rachel@straightupsales.net to discuss your sales needs and see how we can partner together!

BANYAN

Senior Vice President of Merchant Partnerships
July 2021 - October 2022 (1 year 4 months)

Banyan provides the item-level infrastructure that allows you to accelerate sales, customer acquisition and key insights tailored by audience. Drive loyalty, engagement, and revenue growth by offering your customers item and category-level offers. Banyan's SKU-level data helps deliver the relevant shopping offers and rewards your customers want, when they want them.

Cardlytics, Inc.

7 years 5 months

Senior Vice President, National Advertiser Partnerships
January 2016 - June 2021 (5 years 6 months)
Greater Atlanta Area

Cardlytics (NASDAQ: CDLX) uses purchase intelligence to make marketing more relevant and measurable. We partner with more than 2,000 financial institutions to run their banking rewards programs that promote customer loyalty and deepen banking relationships. In turn, we have a secure view into where and when consumers are spending their money. We use these insights to help marketers identify, reach and influence likely buyers at scale, as well as measure the true sales impact of marketing campaigns. Headquartered in Atlanta, Cardlytics has offices in London, New York, Chicago and San Francisco. Learn more at www.cardlytics.com.

Vice President, National Advertising Partnerships, Retail Industry
January 2016 - April 2018 (2 years 4 months)
Atlanta

Lead a group of rock-star Sales Directors, with a focus on national and regional retail client partners. My team works tirelessly to drive measurable omni-channel sales and actionable customer insights via our incredible purchase intelligence platform.

Senior Director, National Partnerships
February 2014 - December 2016 (2 years 11 months)
Atlanta, Georgia

Lead revenue driver in the company 2 years in a row

2015 Sales Director of the Year

2014 Rookie of the Year

Google
8 years 6 months

Senior Account Executive
June 2010 - February 2014 (3 years 9 months)

Team Manager
September 2005 - June 2010 (4 years 10 months)
New York, New York, United States

Carat USA
Print Supervisor
2003 - 2005 (2 years)

BBDO/OMD
Media Planner/Print Planner
2000 - 2003 (3 years)



Education

The George Washington University
Business, Marketing